Exhibit 99.5

News Release – 5	October 31, 2018

Auditors Report (Standalone)

Auditor’s Report on Quarterly Standalone Financial Results and Year to Date Standalone Financial Results of Tata Motors Limited Pursuant to the Regulation 33 and Regulation 52 read with regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To Board of Directors of

Tata Motors Limited

We have audited the quarterly standalone financial results of Tata Motors Limited (‘the Company’), which includes two joint operations consolidated on a proportionate basis, for the quarter ended 30 September 2018 and year-to-date financial results for the period from 1 April 2018 to 30 September 2018, attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘Listing Regulations’).

These quarterly standalone financial results as well as the year-to-date standalone financial results have been prepared on the basis of the condensed standalone interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these standalone financial results based on our audit of such condensed standalone interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard (Ind AS) for Interim Financial Reporting (Ind AS 34), prescribed under Section 133 of the Companies Act, 2013 and other accounting principles generally accepted in India and in compliance with Regulation 33 of Listing Regulation.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial information of one joint operation included in the statement of audited standalone financial results, whose audited financial information reflect total revenues of Rs. 1,936.34 crores and Rs. 3,770.54 crores for the quarter ended 30 September 2018 and period from 1 April 2018 to 30 September 2018 respectively and total assets of Rs. 6,056.62 crores as at 30 September 2018. This audited financial information has been audited by other auditor whose report has been furnished to us, and our opinion on the audited standalone financial results and year-to-date standalone financial results, to the extent they have been derived from such audited financial information is based solely on the report of the other auditor. Our opinion is not modified in respect of such matter.

Auditor’s Report on Quarterly Standalone Financial Results and Year to Date Standalone Financial Results of Tata Motors Limited Pursuant to the Regulation 33 and Regulation 52 read with regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Based on our audit conducted as above, in our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of the report of the other auditor referred in the paragraph above and other matter paragraph below, these quarterly standalone financial results as well as the year-to-date standalone financial results:

(i)	are presented in accordance with the requirements of Regulation 33 and Regulation 52 read with Regulation 63(2) of the Listing Regulations; and
(ii)

give a true and fair view of the net profit and other comprehensive income and other financial information for the quarter ended 30 September 2018 as well as the year to date results for the period from 1 April 2018 to 30 September 2018.

Other matters

The comparative financial information for the quarter ended 30 September 2017 and period from 1 April 2017 to 30 September 2017, included in these standalone financial results have been adjusted to give effect to the scheme of merger explained in Note 8 to the standalone financial results. Our opinion is not modified in respect of this matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Yezdi Nagporewalla
Mumbai	Partner
31 October 2018	Membership No: 049265